SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release, dated April 10, 2003, relating to France Telecom capital increase.

www.francetelecom.com

Paris, April 10, 2003

UNITED STATES AND CANADA PRESS RELEASE

France Telecom Capital Increase

France Telecom announced that the placement period in connection with its underwritten placement of approximately 69.6 million new shares ended as of 4:00 pm Paris time today. The final offering price is 19.00 euros per share.

The share placement was conducted as part of France Telecom’s capital increase in the amount of approximately 15 billion euros. The capital increase commenced on March 24, 2003 with the issuance of 1,187,158,724 «bons de souscription d’actions», or warrants, to subscribe for 1,127,800,784 new ordinary shares of France Telecom. The warrants were issued free of charge to holders of France Telecom’s shares of record as of the close of trading on Euronext Paris on March 24, 2003 at a rate of one warrant per share held. 20 warrants entitled the holders thereof to subscribe for 19 new shares at the subscription price of 14.50 euros per share. The exercise notification period for the warrants expired on April 4, 2003.

The number of shares offered by France Telecom in the placement resulted from the exercise of warrants repurchased by France Telecom, on behalf of the underwriters, from the holders who had not exercised their warrants by April 4, 2003.

Settlement of the capital increase is expected to occur on April 15, 2003.

The warrants and the new shares have not been and will not be registered under the applicable securities laws of the United States, or any other jurisdiction outside of France. Accordingly, holders of warrants in the United States were not permitted to exercise warrants and holders located elsewhere outside of France were able to exercise warrants only in limited circumstances. For holders of France Telecom’s American Depositary Shares, warrants received in respect of deposited shares were sold on behalf of such holders by the Depositary on Euronext Paris. Those warrants remaining unexercised at the end of the warrant exercise notification period, including those attributable to other U.S. holders of France Telecom’s ordinary shares, were repurchased by France Telecom on behalf of the underwriters for 4.275 euros per warrant.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

This press release is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments (all such persons together being referred to as “relevant persons”). This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilisation/FSA

Press Contact:

Nilou du Castel

nilou.ducastel@francetelecom.com

+33 1 44 44 93 93

France Telecom Corporate Communications Information Department	6 Place d’ Alleray 75505 Paris cedex 15 France	Phone: +33 1 44 44 22 22 Fax: +33 1 44 44 80 34
SA au capital de 4 098 463 604 ¤ – 380 129 866 RCS Paris

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 15, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

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